BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in continuance to the Announcement to the  Market published on February 5, 2019, hereby informs to its shareholders and the market in general that the Public Ethics Commission of the Presidency of the Republic concluded for the inexistence of conflict of interest in the immediate exercise of the position of Chief Financial and Investor Relations Officer by Mr. Ivan de Souza Monteiro, who will be, then, free to exercise the referred position. His investiture is scheduled to take place on March 11, 2019.

São Paulo, February 18, de 2019.

Elcio Ito

Chief Financial and Investor Relations Officer